# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elite Express Holding Inc., CIK 0002053641
CUSIP: 28661C104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 23046 Avenida De La Carlota, Suite 600, Laguna Hills, California (CA), 92653
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002078743

## Reporting persons
- Yidan Chen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,666,667; shared voting power 0; sole dispositive power 1,666,667; shared dispositive power 0; aggregate amount beneficially owned 1,666,667 (11.7% of the class)
  Comment: Represents Class B common stock directly held by Yidan Chen as of September 30, 2025. The shares of Class B common stock are convertible into shares of Class A common stock at any time after issuance at the option of the holder on a one-to-one basis. Percentage of class is calculated based on 12,550,005 Class A common stock outstanding and 1,666,667 share of Class A common stock issuable to Yidan Chen upon the conversion of the Class B common stock as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Elite Express Holding Inc.
Address of issuer's principal executive offices: 23046 Avenida De La Carlota, Suite 600, Laguna Hills, CA 92653

## Item 2. Person Filing
Name of person filing: Yidan Chen
Address of principal business office or, if none, residence: 23046 Avenida De La Carlota, Suite 600, Laguna Hills CA 92653, United States
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,666,667
Percent of class: 11.7%
Sole power to vote or to direct the vote: 1,666,667
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,666,667
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yidan Chen: /s/ Yidan Chen, Yidan Chen (11/07/2025)